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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investment in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed

811-10569	November 30, 2006

2. State identification Number: DE

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in representation statement:

Legacy Funds Group

4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219

Management Statement Regarding Compliance With Certain Provisions
Investment Company Act of 1940
January 24, 2007
We, as members of management of The Federal Money Fund of The Legacy Funds Group (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2006, and from August 31, 2006 (the date of the last examination) through November 30, 2006.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2006, and from August 31, 2006 (the date of the last examination) through November 30, 2006, with respect to securities and similar investments reflected in the investment accounts of the Fund.
/s/ Trent Statczar

Trent Statczar
Treasurer

Report of Independent Registered Public Accounting Firm
To the Board of Trustees of
The Legacy Funds Group
We have examined management’s assertion, included in the accompanying “Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940,” that The Federal Money Fund of The Legacy Funds Group (the “Fund”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the Act) as of November 30, 2006. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2006, and with respect to agreement of security and similar investments purchases and sales, for the period from August 31, 2006 through November 30, 2006:
•	Confirmation of all securities and similar investments held by the Federal Reserve and the Federal Home Loan Banks in book entry form, without prior notice to management;
•	Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow or out of transfer with brokers, pledges and/or transfer agents;
•	Reconciliation of all such securities to the books and records of the Fund and the Custodian, Comerica Bank; and
•	Agreement of one security or investment purchase and one security or investment sale or maturity since our last examination from the books and records of the Fund to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.
In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2006, with respect to securities and similar investments reflected in the investment accounts of the Fund, is fairly stated, in all material respects.
This report is intended solely for the information and use of the Board of Trustees and management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ ERNST & YOUNG LLP
Columbus, Ohio
January 24, 2007